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                                 Exhibit (a)(4)

                               [LOGO OF SELECTICA]
                              3 West Plumeria Drive
                               San Jose, CA 95134

                                 April 27, 2001

   ANNOUNCEMENT OF OFFER TO EXCHANGE OUTSTANDING OPTIONS UNDER THE SELECTICA,
                               STOCK OPTION PLANS

Due to today's difficult market conditions, many of our employees hold stock options with an exercise price that significantly exceeds the market price of our common stock. Because our Board of Directors recognizes that the Company's option plan may not currently be providing performance incentives for its valued employees, the Board has considered a number of ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

As a result, I am happy to announce that Selectica will offer to exchange your outstanding options under the 1996 Stock Plan and the 1999 Equity Incentive Plan with an exercise price of $8.50 or more for new options we will grant under an eligible option plan.

The Company's offer is being made under the terms and subject to the conditions of an offer to exchange and related documents that are being mailed today to the home address of employees who have been identified as eligible to participate in this program.

If you do not receive a mailing within a week and think you should have, or if you have questions relative to the offer after you receive your documents by mail, please contact Richard Morales by email or at (408) 545-2627.

                                    Raj Jaswa


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